SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

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1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

On July 10, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: ______________________
Yaron Sheinman
Chairman of the Board of Directors

Dated: July 10, 2002

Nexus/6k/forms

Exhibit 1

NEXUS

Telocation Systems Ltd.

Nexus Telocation Systems Ltd. Announces signing a Share Purchase Agreement with Clal Industries and Investments Ltd., subject to due diligence review

Givatayim, Israel, July 10, 2002 – Nexus Telocation Systems Ltd. (NASDAQ: NXUS), a leading provider of Location Based Services and Automated Meter Reading, announced that further to the term sheet entered between Nexus and Clal Industries and Investments Ltd., one of Israel's largest investment and holding companies, as announced on May 28, 2002, it has entered into a Share Purchase Agreement. The Share Purchase Agreement is subject to completion of due diligence review, to the sole satisfaction of Clal, by July 30, 2002. On July 9, 2002 the shareholders meeting of Nexus approved the agreement with Clal, as required by Israeli law.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, Chile, Russia and the USA. NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: RonenS@nexus.co.il